SSR MINING

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.

Toll Free 1-866 964-0492

www.computershare.com/noticeandaccess

Notice of Availability of Proxy Materials for SSR MINING INC. Annual General and Special Meeting

Meeting Date and Location:

When: May 14, 2020
2:00 pm (Pacific Time)

Where: Online at
https://web.lumiagm.com/247074210

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

http://ir.ssrmining.com/investors/agm/default.aspx

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 4, 2020. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting, please contact:

Toll Free - within North America - 1-888-338-0046

Direct - outside North America - 1-604-484-8217

For Holders with a 16 digit Control Number:

To obtain paper copies of the materials prior to meeting or after the meeting please call:

Toll Free - within North America - 1-888-338-0046

Direct - outside North America - 1-604-484-8217

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Circular where disclosure regarding the matter can be found.

1. **Number of Directors** – To set the number of directors at eight. See section "*Directors – Number of Directors*" of the Circular.

2. **Election of Directors** – To elect directors of the Company for the ensuing year. See section "*Directors – Election of Directors*" of the Circular.

3. **Appointment of Auditor** – To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company's auditor for the ensuing year and authorize the board of directors of the Company to set the auditor's remuneration. See section "*Appointment and Remuneration of the Auditor*" of the Circular.

4. **Advisory Vote on Executive Compensation** – To consider a non-binding advisory resolution accepting the Company's approach to executive compensation. See section "*Advisory Vote on Executive Compensation*" of the Circular.

5. **Approval of 2020 Share Compensation Plan** – To consider, and, if deemed advisable, approve, with or without variation, an ordinary resolution, approving the Company's 2020 share compensation plan. See section "*Approval of 2020 Share Compensation Plan*" of the Circular.

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. In order for your vote to be counted at the meeting, you must vote using the methods reflected on your enclosed proxy or voting instruction form. Proxies completed by registered shareholders must be received by the Company's transfer agent, Computershare Investor Services Inc., by 2 p.m. (Pacific Time) on May 12, 2020, by mail, fax, telephone or over the internet. Beneficial shareholders must follow the instructions found on their voting instruction forms.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

• Only Registered and Beneficial holders who opted to receive one

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